		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

April 7, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7919

Attention:	Ms. Laurie Abbott
Mr. Tim Buchmiller
Ms. Lynn Dicker
Ms. Tara Harkins
Ms. Amanda Ravitz

Re:	SMART Global Holdings, Inc.
Confidential Draft No. 5 of the Draft Registration Statement on Form S-1
Submitted March 3, 2017
CIK No. 0001616533

Ladies and Gentlemen:

We are submitting this letter on behalf of SMART Global Holdings, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 30, 2017 (the “Comment Letter”) relating to the above-referenced Confidential Draft No. 5 of the Draft Registration Statement on Form S-1 (the “Confidential Draft No. 5”), submitted on March 3, 2017, and the prospectus contained therein. In conjunction with this letter, the Company is confidentially submitting via EDGAR for review by the Staff Confidential Draft No. 6 (“Confidential Draft No. 6”) of the Draft Registration Statement, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include five copies of Confidential Draft No. 6 that have been marked to show changes from Confidential Draft No. 5. Capitalized terms used in this letter but not defined herein shall have the meanings given to such terms in Confidential Draft No. 6.

For ease of review, we have set forth below each of the comments numbered 1 through 13, as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the responses below refer to Confidential Draft No. 6, except as otherwise noted.

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Securities and Exchange Commission	2	April 7, 2017

Prospectus Summary, page 1

1. Please tell us the objective criteria you used to determine which customers to highlight on page 1 and whether you have named all of the customers that satisfy those criteria. In this regard, we note that your disclosure in the second full paragraph on page 59 includes additional customers that are not highlighted here.

Response: The Company respectfully advises the Staff that it has updated the group of customers highlighted on page 1 to include the Company’s top five end customers by net sales during the six months ended February 24, 2017. The customers named on page 59 include all of the Company’s customers that accounted for more than 10% of the Company’s net sales during the periods referenced therein.

Memory continues to be critical to system performance, page 2

2. We note your market data disclosed here and also on page 80 refers to market growth from 2015 to 2020. If available, please update this disclosure to show projected growth from 2017 to 2020. We also note that your present market growth data appears to measure growth in terms of the number of memory units. If available, please balance this disclosure with projections in terms of revenue growth given the declining average sales price per unit typically experienced in this market.

Response: The Company has revised pages 2, 81 and 82 to provide updated market data to address the Staff’s comment. The Company has removed the historical data from 2015 and has instead presented 2016 through 2021 estimated and forecast data.

Increasing memory demand for smartphones in Brazil, page 2

3. We note you continue to disclose that the size of the Brazilian middle class is expected to increase from 2002 to 2022 based on the same data that you referred to in your prior amendment in 2015. If there are more recent economic forecasts regarding the Brazilian middle class and its future growth that take into consideration the impact of the events related to Petrobras that, according to your disclosure, began to unfold in 2014 and started to have a material impact on the Brazilian currency in 2015, please revise your disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3 and 82 to reflect the most current forecasts regarding the Brazilian middle class available to the Company. While these forecasts do not specifically address the impact of the events related to Petrobras, they were prepared after such events began to take place, and the Company is not aware of more current forecasts that show lower forecasts of middle class growth as a consequence of such events.

Flexible operating model, page 4

4. Reconcile your disclosure that you “do not own or operate [y]our own semiconductor fab” with your disclosure in the prior paragraph regarding your “advanced

Securities and Exchange Commission	3	April 7, 2017

manufacturing capabilities” and your other disclosure throughout your prospectus regarding your manufacturing facilities and capabilities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, while it does not own or operate its own semiconductor wafer fabrication facility, it has capabilities for subsequent stages of the product manufacturing cycle. The Company has revised its disclosure on pages 4, 85 and 88 to clarify this point.

Implications of Being an Emerging Growth Company, page 6

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will supplementally provide any written communications that are presented to potential investors. None have been presented to date.

The Offering, page 7

6. Please clarify if the warrants referred to in the first bullet point in the second to last paragraph of this section include the First Tranche Warrants that will be net exercised for 4,623,449 shares of common stock upon the completion of your offering.

Response: The Company respectfully advises the Staff that the warrants referred to in such bullet point are the First Tranche Warrants. The Company has revised the disclosure on page 7 to clarify this point.

Summary Consolidated Financial Data and Other Information, page 8

7. We note on pages 9 and 10 and 55 and 56 that you present the non-GAAP measure Adjusted EBITDA and that you exclude a line entitled “other adjustments” from this measure. Please tell us and revise your filing to explain the nature of the “other adjustments” and why you have excluded them from your non-GAAP measure.

Response: The Company respectfully advises the Staff that the “other adjustments” include a number of one-time expenses, of which the following were the most significant: special retention bonuses, storage-sale-related legal costs and an impairment charge related to prepaid state value-added taxes. The Company respectfully advises the Staff that it has revised pages 10 and 56 to address the Staff’s comment.

Sales to a limited number of customers represent a significant portion of our net sales . . . , page 16

8. We note your disclosure here that Samsung is a key customer and your disclosure on pages 17 and 21 that Samsung is also competitor and a major supplier. Please revise your disclosure to differentiate the types of products you sell to Samsung, those for

Securities and Exchange Commission	4	April 7, 2017

which Samsung is your competitor, and the products or materials that Samsung supplies to you.

Response: The Company has revised pages 16, 17, 21, 91 and 92 to address the Staff’s comment.

Use of Proceeds, page 49

9. We note that you intend to use a portion of the proceeds from this offering to repay certain indebtedness. To the extent that any underwriters or affiliates thereof are lenders of this indebtedness, please revise your disclosure to so indicate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise the Use of Proceeds disclosure to more specifically address the indebtedness to be repaid in an amendment on or prior to the date of the preliminary prospectus.

Comparison of the Three Months Ended November 25, 2016 and November 27, 2015, page 63; and Comparison of the Years Ended August 26, 2016 and August 28, 2015, page 65

10. We note your disclosure that your net sales for the most recent quarter increased primarily due to higher sales of mobile memory products in Brazil and were also positively impacted by an increase in the average selling prices of your specialty DRAM products. We also note your disclosure that your net sales for the most recent fiscal year decreased primarily due to lower demand for your DRAM products in Brazil offset in part by an increase in demand for mobile memory products in Brazil. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, management should disclose the nature of each item that caused the significant change and quantify the change. For example, please quantify each material factor such as price changes and volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from period to period in your net sales and disclose the nature of or reason for each factor causing the aggregate change. Your disclosures should also discuss any material factors that impacted your operating results in your markets other than Brazil. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Response: The Company has revised pages 63, 64, 65 and 66 to address the Staff’s comment.

Business, page 79

11. We note your disclosure here and on pages 1, 3, and 57 that you are the only company engaged in packaging and test for mobile memory for smartphones in Brazil. Please tell us whether any companies outside Brazil compete with you to provide these services, notwithstanding the Brazilian government’s incentive programs. Please also tell us whether you are aware of any competitors that have demonstrated an intent to provide these services in Brazil and discuss the extent to which this might impact your business.

Securities and Exchange Commission	5	April 7, 2017

Response: The Company respectfully advises the Staff that, while it is aware of several companies outside of Brazil that package and test components for mobile memory for smartphones that are imported into Brazil, the Company does not believe that these companies present meaningful competition to the Company, as their components do not fulfill local content requirements.

The Company regularly reviews websites of potential competitors, and it is not aware of any competitors who have published on their website, nor has it seen in any news forum, that any competitors plan to provide packaging and test services for eMCP or low power DRAM, which are the embedded mobile memory products that the Company packages and tests for the smartphone industry.

Relationships, page 135

12. We note your disclosure that affiliates of Barclays Capital Inc. are lenders under the Senior Secured Credit Agreement. If Barclays Capital Inc. or its affiliates received any of the Lender Warrants disclosed on page 72, please expand your disclosure here to so indicate.

Response: The Company has revised page 136 to address the Staff’s comment.

Index to Financial Statements

Note 11. Segment and Geographic Information, page F-40

13. Please revise your filing to disclose your basis for attributing revenues from external customers to individual countries. Refer to the guidance in ASC 280-10-50-41(a).

Response: The Company has revised page F-40 to address the Staff’s comment.

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Securities and Exchange Commission	6	April 7, 2017

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 752-2004 or by email at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc w/ enc:	Iain MacKenzie, SMART Global Holdings, Inc.
Jack Pacheco, SMART Global Holdings, Inc.
Bruce Goldberg, SMART Global Holdings, Inc.
Tad Freese, Latham & Watkins LLP